

Mail Stop 4561

March 9, 2016

Aart J. de Geus
Co-Chief Executive Officer
Synopsys, Inc.
690 East Middlefield Road
Mountain View, California 94043

> **Re: Synopsys, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2015**
> **Filed December 14, 2015**
> **File No. 000-19807**

Dear Mr. de Geus:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 75

1. Please clarify the nature of the $33 million reconciling item relating to "integration of acquired technologies." Considering the significance of this item to your income taxes, please tell us what consideration was given to providing additional disclosure surrounding the line item. Further, we note your disclosure on page 78 that in the third quarter of fiscal 2015, the company reached final settlement with the Examination Division of the IRS on the integration of acquired technologies for fiscal 2015. Please tell us if this exposure was considered in your unrecognized tax benefits and indicate the factors you considered in making this determination. Tell us how you expect the integration of acquired technologies to impact your effective tax rate in the future and

what consideration you gave to disclosing these factors, including any uncertainties with respect to the positions you have taken.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services